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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Powell, Steve		F.N.B. Corporation (FBAN)					###-##-####
	690 Fairway Terrace	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			12/31/2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Naples, FL 34102 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Executive Vice President & Chief Technology Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	COMMON		(1)				A			465.0523	A	(2)		830.3164		I		BY TRUST (401K PLAN)

	COMMON													402.165 (3)		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	STOCK OPTIONS (GRANTED 01/22/2001)		20.66		12/31/2002				J (4)				17640

	STOCK OPTIONS (GRANTED 01/20/2002)				12/31/2002				J (4)				19672

	COMMON STOCK EQUIVALENT (5)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	IMMED	12/31/2003		COMMON STOCK	4410				4410		D

				COMMON STOCK	0				0		D

	(6)			COMMON STOCK	153				153 (7)		I		INTEREST IN PLAN

Explanation of Responses:

(1) Transactions under exempt 401(k) Plan during 2002.

(2) Represents employer matching contributions pursuant to exempt 401(k) Plan.

(3) Award of stock pursuant to the F.N.B. Corporation Restricted Stock and Incentive Bonus Plan. Vests 20% each year over a 5 year period. Includes 3.144 shares acquired under the F.N.B. Corporation Dividend Reinvestment Plan.

(4) All non-vested stock options were forfeited after termination of employment.

(5) Represents credit under supplemental retirement plan for employer matching contributions which reporting person was prevented from receiving under exempt 401(k) Plan.

(6) Upon entitlement to amounts under 401(k) plan.

(7) Includes 1.212 shares acquired under the F.N.B. Corporation Dividend Reinvestment Plan.

/s/ Steve Powell	12/31/2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.